Ballard Power Systems Inc.

News Release

Ballard To Provide Fuel Cells For Two Additional SunLine Transit Buses Under FTA Award

•	Follows earlier launch of first Buy America-compliant fuel cell bus, also powered by Ballard

For Immediate Release – November 17, 2011

VANCOUVER, CANADA – Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) will be providing fuel cell modules to power two new fuel cell hybrid buses, funded under the Federal Transit Administration’s (FTA) “Transit Investments for Greenhouse Gas and Energy Reduction (TIGGER) Program”. As per today’s announcement by the FTA, Ballard will work together with consortium partners BAE Systems and ElDorado National (California) to deliver these buses to SunLine Transit Agency in Thousand Palms, CA.

The TIGGER Program works directly with public transportation agencies to implement new strategies for reducing greenhouse gas emissions and lowering energy use within transit operations. Through this Program, the FTA is playing a key role in accelerating fuel cell bus deployments, providing greater public exposure to the safe operation of zero-emission vehicles and encouraging broader acceptance of the technology.

Bill Foulds, Ballard’s President of U.S. Operations said, “Earlier this week the very first All-America fuel cell-powered bus, using a Ballard module, was unveiled by SunLine Transit Agency and FTA Deputy Administrator Therese McMillan. The additional funding announced today by the FTA to grow SunLine’s fuel cell bus fleet is further validation of our Buy America-compliant technology.”

Under this new award, Ballard will supply FCvelocitytm-HD6 power modules for ElDorado fuel cell hybrid buses featuring a series hybrid electric drive from lead integrator BAE Systems. It is anticipated that these buses will be operational in 2013, bringing the total number of Ballard-powered buses in use at SunLine Transit to four.

Ballard’s fuel cell module is a ‘plug-and-play’ product that permits system integrators to readily build clean energy buses at reduced cost. The fuel cell module incorporates sub-system components for humidification, hydrogen pressure regulation, hydrogen recirculation, water management, ventilation and controls.

Ballard’s Lowell, MA facility manufactures FCvelocityTM-HD6 fuel cell modules for the U.S. market. Highly innovative, zero-emission fuel cell buses are expected to play a critical role in the future of transit, preserving non-renewable energy sources and substantially reducing the environmental footprint.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products are based on proprietary esencia™ technology, ensuring incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated product shipments, market opportunities, and customer product deployments. These forward-looking statements reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard’s assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

Further Information
Public Relations: Guy McAree, +1.604.412.7919, media@ballard.com
Investor Relations: Lori Rozali, +1.604.412.3195, investors@ballard.com